Richard O. Faria, CFO
(510) 608-3400
dick_faria@sti.com

FOR IMMEDIATE RELEASE

SCIENTIFIC TECHNOLOGIES INC.
ANNOUNCES PRELIMINARY UNAUDITED RECORD REVENUES
FOR THE FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2005

FREMONT, CALIFORNIA, January 20, 2006...**SCIENTIFIC TECHNOLOGIES INCORPORATED (NASDAQ:STIZ**), a leading North American provider of automation safeguarding technology, announced today that it expects to report fourth quarter revenues between $16.7 and $17.0 million, an 11% to 13% increase over the $15 million recorded in the prior quarter and a 24% to 26% increase over the $13.5 million recorded in the fourth quarter of 2004. Sales for the year ended December 31, 2005 are expected to be between $60.9 and $61.2 million a 4% to 5% increase over the $58.4 million recorded for the year ended December 31, 2004.

Joseph J. Lazzara, President and Chief Executive Officer commented, "We anticipate that the Company's revenue results for the fourth quarter and fiscal year will set both a new quarterly revenue record and a record for the fiscal year. We are very pleased that both our Safety Products Group and Automation Products Group performed admirably during this final quarter of 2005 to make these records a reality, ending 2005 with an encouraging quarter."

STI cautions that its anticipated results are preliminary and unaudited, based on the best information currently available, and are subject to the completion of preparation of the financial statements and the audit of its year-end financial results. STI expects to announce final results of operations for the year ended December 31, 2005 on or about March 10, 2006.

About Scientific Technologies Inc.

Scientific Technologies, Inc. (STI) is a North American leading provider of automation safeguarding products and services through its Safety Products Group. STI's Optical Sensor Division (OSD) provides safety products that are used to protect workers around machinery, automated equipment and industrial robots. Our products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. STI's Machine Services Division (MSD) provides safety services such as safeguarding equipment installations, machine safety assessments, and the design and custom fabrication of guarding solutions. MSD specializes in machinery services including the repair, relocation, installation and service of fabricating machinery. MSD serves customers in a variety of industries, including metal fabrication, aerospace, electronics, building materials, automotive and food processing. Our web site is located at www.sti.com

STI's Automation Products Group serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, vehicle separation, profiling and ultrasonic sensors and controls. Further information is available at the Group's web sites: www.automationsensors.com, and www.stiscanners.com.

Forward-Looking Statements

Certain statements in this press release, including statements regarding preliminary, unaudited revenue figures for the fourth quarter and full year ended December 31, 2005, are forward-looking statements that are subject to risks and uncertainties. These risks and uncertainties, which could cause STI's results to differ materially from the forward-looking statements, include: economic and political conditions in domestic and international markets; declining market demand for industrial safety and security products generally; introduction of or increased demand for alternative products; potential errors, defects, design flaws or other problems with our products; changes in regulations relating to industrial safety and security products; and the other risks detailed from time to time in STI's Securities and Exchange Commission filings and reports, including STI's annual report filed on Form 10-K and quarterly reports filed on Form 10-Q. STI disclaims any obligation to update information contained in any forward-looking statement.